Windstream Holdings II, LLC

4005 North Rodney Parham Road

Little Rock, Arkansas 72212

February 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street N.E.
Washington, D.C. 20549

Attn: Edwin Kim

Windstream Parent, Inc.

Registration Statement on Form S-4/A

(File No. 333-281068)

Dear Mr. Kim:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Windstream Parent, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on February 12, 2025 or as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Please contact our counsel, Debevoise & Plimpton LLP, by calling Benjamin R. Pedersen at (212) 909-6121 or Steven J. Slutzky at (212) 909-6036, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Windstream Parent, Inc.

By:	/s/ Drew Smith
Name: Drew Smith
Title: Chief Financial Officer and Treasurer

cc:	Inessa Kessman
Robert Littlepage
Jan Woo
U.S. Securities and Exchange Commission

Kristi M. Moody
Paul H. Sunu
Windstream Parent, Inc.

Benjamin R. Pedersen
Steven J. Slutzky
Debevoise & Plimpton LLP

H. Oliver Smith, Esq.
Evan Rosen, Esq.
Michael Kaplan, Esq.
Davis Polk & Wardwell LLP